Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-183820 on Form F-10 and to the use of our reports dated March 4, 2014, relating to the consolidated financial statements of IMRIS Inc. and subsidiaries (the “Company”), and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F of the Company for the year ended December 31, 2013.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
March 4, 2014